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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*



                       PILGRIM AMERICA CAPITAL CORPORATION
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)


                                    72142R108
                                 (CUSIP Number)


                                February 25, 1999
                              (Date of Event Which
                       Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ] Rule 13d-1(b)

         [X] Rule 13d-1(c)

         [ ] Rule 13d-1(d)


         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13G

CUSIP No. 72142R108

1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         Goff Moore Strategic Partners, L.P.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)                                              (a) [ ]
                                                                         (b) [ ]

3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Texas


                    5        SOLE VOTING POWER
                             306,075
  NUMBER OF
   SHARES           6        SHARED VOTING POWER
BENEFICIALLY                 0
  OWNED BY
    EACH            7        SOLE DISPOSITIVE POWER
  REPORTING                  306,075
   PERSON
    WITH            8        SHARED DISPOSITIVE POWER
                             0

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         306,075

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         (See Instructions)                                                  [ ]

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         5.7%(1)

12       TYPE OF REPORTING PERSON (See Instructions)
         PN


--------

(1) Based on 5,322,477 shares of Common Stock outstanding as of January 31, 1999, as reported in the issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 11, 1999.


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ITEM 1.

     (a)  Name of issuer: Pilgrim America Capital Corporation

     (b)  Address of issuer's principal
          executive offices:                    Two Renaissance Square
                                                40 N. Central Avenue, Suite 1200
                                                Phoenix, Arizona 85004

ITEM 2.

(a)  Name of persons filing: Goff Moore Strategic Partners, L.P.

(b)  Address of principal business office:  777 Main Street, Suite 2250
                                            Fort Worth, Texas 76102

(c)  Citizenship

     The filing person is a limited partnership organized and existing under the laws of the State of Texas.

(d)  Title of class of Securities: Common Stock

(e)  CUSIP Number: 72142R108

ITEM 3. If this statement is filed pursuant to 240.13d(b) or 240.13d-2(b) or
(c), check whether the person filing is a:

               (a)  [ ] Broker or dealer registered under section 15 of the Act
                        (15 U.S.C. 78o).

               (b)  [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                        78c).

               (c)  [ ] Insurance company as defined in section 3(a)(19) of the
                        Act (15 U.S.C. 78c).

               (d)  [ ] Investment company registered under section 8 of the
                        Investment Company Act of 1940 (15 U.S.C. 80a-8).

               (e)  [ ] An investment adviser in accordance with
                        240.13d-1(b)(1)(ii)(E);

               (f)  [ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

               (g)  [ ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

               (h)  [ ] A savings association as defined in Section 3(b) of the
                        Federal Deposit Insurance Act (12 U.S.C. 1813);

               (i)  [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);


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               (j)  [ ] Group, in accordance with 240.13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to 240.13d-1(c), check this box.

ITEM 4. OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned: 306,075

     (b)  Percent of class: 5.7%.

     (c)  Number of shares as to which each person has:

          (i)   sole power to vote or to direct the vote: 306,075

          (ii)  shared power to vote or to direct the vote: 0

          (iii) sole power to dispose or to direct the disposition of: 306,075

          (iv)  shared power to dispose or to direct the disposition of: 0

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

     Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

     Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

     Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

     Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

     Not applicable.


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ITEM 10. CERTIFICATION

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the affect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 5, 1999

                                          GOFF MOORE STRATEGIC PARTNERS, L.P.
                                          By:  GMSP Operating Partners, L.P.,
                                               its general partner
                                           By: GMSP, L.L.C., its general partner


                                               By: /s/ Stacie R. Reed
                                                   -----------------------------
                                                   Stacie R. Reed
                                                   Chief Financial Officer


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